Filed by Sunesis Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Viracta Therapeutics, Inc.

(Commission File No. 000-51531)

Viracta Therapeutics Announces Notice of Allowance for U.S. Patent Application Covering the Use of its Combination Product Candidate for the Treatment of Epstein-Barr Virus-associated Lymphoma

Resulting patent to extend Viracta’s intellectual property protection into at least 2040

PR Newswire, San Diego, February 16, 2021 – Viracta Therapeutics, Inc. (Viracta or the Company), a precision oncology company targeting virus-associated malignancies, today announced that the U.S. Patent and Trademark Office (USPTO) has issued a Notice of Allowance for patent application No. 16/924,082. The allowed application, titled “Methods of Treating Virally Associated Cancers with Histone Deacetylase Inhibitors,” describes the use of Viracta’s all-oral combination product candidate of nanatinostat, the Company’s proprietary investigational drug, and valganciclovir. The allowed claims cover the anticipated dose regimen to be advanced in the planned global registration trial for the treatment of Epstein-Barr virus (EBV)-associated lymphoma and other lymphoproliferative disorders. Upon its grant, the resulting patent will provide protection into at least 2040.

“Broadening our patent estate and extending our intellectual property protection is a strategic focus for Viracta, as we advance the development of our all-oral therapy in our global registration trial,” said Ivor Royston, MD, President and Chief Executive Officer of Viracta. “We are pleased to have received this Notice of Allowance and look forward to further strengthening our patent portfolio as we expand our development in EBV-positive lymphoma and EBV-positive solid tumors.”

A Notice of Allowance is issued after the USPTO makes the determination that a patent should be granted from an application. A patent from the recently allowed application is expected to be issued in the coming months. Based on its current development and commercialization plans, Viracta expects this patent to be Orange Book eligible.

Viracta’s Planned Merger with Sunesis Pharmaceuticals

On November 30, 2020, Viracta and Sunesis Pharmaceuticals, Inc. (Nasdaq: SNSS) announced the parties entered into a definitive merger agreement (the Merger Agreement) pursuant to which Viracta will combine with Sunesis in an all-stock transaction (the Merger). The merged company will focus on the advancement and expansion of Viracta’s clinical stage, precision oncology pipeline targeting virus-associated malignancies, including Viracta’s lead program for the treatment of EBV-positive relapsed/refractory lymphomas. Upon completion of the Merger, the combined company will operate under the name Viracta Therapeutics, Inc. and intends to be listed on the Nasdaq Global Market under the ticker symbol “VIRX”.

Under the terms of the Merger Agreement, pending stockholder approval of the transaction, Viracta will merge with a wholly owned subsidiary of Sunesis, and stockholders of Viracta will receive shares of newly issued Sunesis common stock. Viracta stockholders are expected to own approximately 86% and Sunesis stockholders will own approximately 14% of the combined company on a fully diluted basis using the treasury stock method. The percentage of the combined company that Sunesis stockholders will own as of the close of the Merger may be subject to adjustment based on Sunesis’ net cash.

Page | 1

The Merger Agreement has been unanimously approved by the Board of Directors of each company. The transaction is expected to close in the first quarter of 2021, subject to approvals by stockholders of each company and other customary closing conditions.

A more complete description of the terms of and conditions of the merger can be found in Sunesis’ Form 8-K filed on November 30, 2020 with the Securities and Exchange Commission (SEC) and in the Merger Agreement, which is filed as an exhibit to that Form 8-K.

About Nanatinostat

Nanatinostat (VRx-3996) is an orally available histone deacetylase (HDAC) inhibitor being developed by Viracta. Nanatinostat is selective for specific isoforms of Class I HDACs, which is key to inducing latent viral genes which are epigenetically silenced in EBV-associated malignancies. The nanatinostat and valganciclovir combination is being investigated in EBV-positive lymphomas in an ongoing Phase 2 clinical trial [NCT03397706].

Viracta has received Fast Track designation from the FDA for the nanatinostat and valganciclovir combination in relapsed/refractory EBV positive lymphomas, as well as orphan drug designations for the treatment of post-transplant lymphoproliferative disorder, plasmablastic lymphoma, and T-cell lymphomas.

About Viracta Therapeutics, Inc.

Viracta is a precision oncology company targeting virus-associated malignancies. The Company’s proprietary investigational drug, nanatinostat, is currently being evaluated in combination with the antiviral agent valganciclovir as an oral combination therapy in a Phase 2 clinical trial for EBV-positive lymphomas. Viracta is pursuing application of this inducible synthetic lethality approach in other EBV-associated malignancies, such as nasopharyngeal carcinoma, gastric carcinoma, and other virus-related cancers.

For additional information please visit www.viracta.com.

About Sunesis Pharmaceuticals

Sunesis is a biopharmaceutical company developing novel targeted inhibitors for the treatment of hematologic and solid cancers. Sunesis has built an experienced drug development organization committed to improving the lives of people with cancer.

For additional information on Sunesis, please visit www.sunesis.com.

SUNESIS and the logos are trademarks of Sunesis Pharmaceuticals, Inc.

Page | 2

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding: the issuance of a patent based on the Notice of Allowance from the USPTO, the ability to provide patent protect for Viracta’s product candidate, the potential listing of the patent in the U.S. Food and Drug Administration’s Orange Book; Viracta’s clinical development pipeline, including without limitation, the expected timing of the registration trial for EBV-positive lymphomas and the clinical trial in EBV-positive solid tumors; the ability of the parties to complete the proposed Merger within the expected timing, or at all, the effects of the proposed Merger, including, but not limited to, listing on Nasdaq Global Market and estimated ownership percentages of the stockholders of each company; and other statements that are not historical facts. Risks and uncertainties related to Viracta that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: risks relating to the ability of the parties to consummate the proposed Merger and the ability of Viracta to complete the private placement financing, satisfaction of closing conditions precedent to the consummation of the proposed Merger and the concurrent financing, potential delays in consummating the Merger and the concurrent financing, and the ability of Viracta to timely and successfully achieve the anticipated benefits of the Merger and the concurrent financing; Viracta’s ability to successfully enroll patients in and complete its ongoing and planned clinical trials; Viracta’s plans to develop and commercialize its product candidates, including all oral combinations of nanatinostat and valganciclovir; the timing of initiation of Viracta’s planned clinical trials; the timing of the availability of data from Viracta’s clinical trials; previous preclinical and clinical results may not be predictive of future clinical results; the timing of any planned investigational new drug application or new drug application; Viracta’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of Viracta’s product candidates; Viracta’s ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to Viracta’s competitors and its industry; the impact of government laws and regulations; Viracta’s ability to protect its intellectual property position; and Viracta’s estimates regarding future expenses, capital requirements and need for additional financing following the proposed transaction.

These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Sunesis’ most recent filings with the SEC, including Sunesis’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and other documents Sunesis has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus, any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on Sunesis’ Investor Relations page at https://ir.sunesis.com/shareholder-services/contact-ir by clicking on the link titled “SEC Filings.”

The forward-looking statements included in this communication are made only as of the date hereof. Viracta assumes no obligation and does not intend to update these forward-looking statements, except as required by law or applicable regulation.

Page | 3

Additional Information about the Proposed Merger and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Sunesis filed with the SEC the registration statement, which included a document that serves as a prospectus and proxy statement of Sunesis and an information statement of Viracta. The SEC declared the registration statement effective on January 14, 2021, and the proxy statement/prospectus/information statement was first mailed to stockholders of Sunesis and Viracta on or about January 15, 2021. The proxy statement/prospectus/information statement described above contains important information about Sunesis, Viracta, the proposed Merger and related matters. Investors and security holders are urged to read the proxy statement/prospectus/information statement carefully. Investors and security holders may obtain free copies of these documents, and other documents filed with the SEC, by Sunesis through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of these documents from Sunesis by contacting the Sunesis’s Investor Relations by telephone at 650-266-3784 or by going to Sunesis’s Investor Relations web page at https://ir.sunesis.com/shareholder-services/contact-ir and clicking on the link titled “SEC Filings.”

Participants in the Solicitation

This communication may be deemed to be solicitation material in respect of the proposed Merger. The respective directors and executive officers of Sunesis and Viracta may be deemed to be participants in the solicitation of proxies and written consents from the security holders of Sunesis and Viracta, respectively, in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein is included in the proxy statement/prospectus/information statement described above. This document is available from Sunesis free of charge as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media and Investor Contact:

Joyce Allaire

LifeSci Advisors

jallaire@lifesciadvisors.com

(212) 915-2569

Amy Conrad

Juniper Point

amy@juniper-point.com

(858) 366-3243

Page | 4